   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1995



                                                       REGISTRATION NO. 33-60829

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 -------------

                                   FORM N-1A


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /



                         Pre-Effective Amendment No. 1                       /X/


                          Post-Effective Amendment No.                       / /

                                      and

                        REGISTRATION STATEMENT UNDER THE

                         INVESTMENT COMPANY ACT OF 1940                      / /



                                Amendment No. 1                              /X/

                        (CHECK APPROPRIATE BOX OR BOXES)

                               ------------------


                VALUE LINE U.S. MULTINATIONAL COMPANY FUND, INC.


               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                              220 East 42nd Street
                               New York, New York       10017-5891
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)    (ZIP CODE)

       Registrant's Telephone Number, Including Area Code: (212) 907-1500
                                 --------------

                               David T. Henigson
                                Value Line, Inc.
                              220 East 42nd Street
                         New York, New York 10017-5891
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                                 --------------

                                    Copy to:

                           Peter D. Lowenstein, Esq.
                         Two Greenwich Plaza, Suite 100
                               Greenwich CT 06830
                                 --------------

                   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                 --------------


    Pursuant to the provisions of Rule 24f-2 under the Investment Company Act of 1940, as amended, the Registrant registered an indefinite number of shares of common stock under the Securities Act of 1933 on June 29, 1995.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                VALUE LINE U.S. MULTINATIONAL COMPANY FUND, INC.
                                   FORM N-1A
                             CROSS REFERENCE SHEET
                           (AS REQUIRED BY RULE 495)



N-1A ITEM NO.                                                                         LOCATION
----------------                                                   -----------------------------------------------
PART A (PROSPECTUS)
    Item  1.      Cover Page.....................................  Cover Page
    Item  2.      Synopsis.......................................  Summary of Fund Expenses
    Item  3.      Condensed Financial Information................  Summary of Fund Expenses; Financial Highlights
    Item  4.      General Description of Registrant..............  Cover Page; Investment Objective and Policies;
                                                                     Investment Restrictions; Additional
                                                                     Information
    Item  5.      Management of the Fund.........................  Summary of Fund Expenses; Management of the
                                                                     Fund; Additional Information
    Item  6.      Capital Stock and Other Securities.............  Dividends, Distributions and Taxes; Additional
                                                                     Information
    Item  7.      Purchase of Securities Being Offered...........  How to Buy Shares; Calculation of Net Asset
                                                                     Value; Investor Services
    Item  8.      Redemption or Repurchase.......................  How to Redeem Shares
    Item  9.      Pending Legal Proceedings......................  Not Applicable

PART B (STATEMENT OF ADDITIONAL INFORMATION)
    Item 10.      Cover Page.....................................  Cover Page
    Item 11.      Table of Contents..............................  Table of Contents
    Item 12.      General Information and History................  Additional Information (Part A)
    Item 13.      Investment Objective and Policies..............  Investment Objective and Policies; Investment
                                                                     Restrictions
    Item 14.      Management of the Fund.........................  Directors and Officers
    Item 15.      Control   Persons  and   Principal  Holders  of
                    Securities...................................  Management of the Fund (Part A); Directors and
                                                                     Officers
    Item 16.      Investment Advisory and Other Services.........  Management of the Fund (Part A); The Adviser
    Item 17.      Brokerage Allocation...........................  Management of the Fund (Part A); Brokerage
                                                                     Arrangements
    Item 18.      Capital Stock and Other Securities.............  Additional Information (Part A)
    Item 19.      Purchase, Redemption and Pricing of  Securities
                    Being Offered................................  How to Buy Shares; How to Redeem Shares;
                                                                     Calculation of Net Asset Value (Part A)
    Item 20.      Tax Status.....................................  Taxes
    Item 21.      Underwriters...................................  Not Applicable
    Item 22.      Calculation of Performance Data................  Performance Information (Part A); Performance
                                                                     Data
    Item 23.      Financial Statements...........................  Financial Statement


PART C
    Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

VALUE LINE
U.S. MULTINATIONAL COMPANY              PROSPECTUS
FUND, INC.                              October 1,
                                           1995

220 East 42nd Street, New York, New York 10017-5891
1-800-223-0818 or 1-800-243-2729



             Value Line U.S. Multinational Company Fund, Inc. (the "Fund") is a no-load investment company whose investment objective is maximum total return. The Fund invests primarily in common stocks or securities convertible into common stock of U.S. companies that have significant sales from international operations. From time to time, a portion of the Fund's assets may be invested in short-term indebtedness or may be held in cash.


             The Fund's investment adviser is Value Line, Inc. (the
             "Adviser").

             Shares of the Fund are offered at net asset value. There are no sales charges or redemption fees.


    Fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, nor are they federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.



    This Prospectus sets forth concise information about the Fund that a prospective investor ought to know before investing. This Prospectus should be retained for future reference. Additional information about the Fund is contained in a Statement of Additional Information, dated October 1, 1995, which has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference. A copy of the Statement of Additional Information may be obtained at no charge by writing or telephoning the Fund at the address or telephone numbers listed above.



                                  DISTRIBUTOR
                          Value Line Securities, Inc.
                              220 East 42nd Street
                            New York, NY 10017-5891


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY OF FUND EXPENSES


SHAREHOLDER TRANSACTION EXPENSES
  Sales Load on Purchases.........................  None
  Sales Load on Reinvested Dividends..............  None
  Deferred Sales Load.............................  None
  Redemption Fees.................................  None
  Exchange Fee....................................  None
ANNUAL FUND OPERATING EXPENSES AFTER EXPENSE
 REIMBURSEMENTS*
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
  Management Fees.................................    0%
  12b-1 Fees......................................    0%
  Other Expenses..................................    0%
  Total Fund Operating Expenses (after expenses
   absorbed and fee waiver).......................    0%



EXAMPLE                                                                    1 YEAR       3 YEARS
                                                                         -----------  -----------
You  would pay the following expenses  on a $1,000 investment, assuming
  (1) 5%  annual return  and (2)  redemption at  the end  of each  time
  period and no voluntary waiver of fees and expenses:.................   $      15    $      47


------------------------

* The Adviser has voluntarily agreed to bear all expenses for the fiscal year ending March 31, 1996. If the Adviser did not bear such expenses, the Fund's total operating expenses on an annualized basis would be 1.49% of average net assets (Management Fees=.75%, 12b-1 Fees=.25% and Other Expenses=.49%).



    The foregoing is based upon the annualized expenses for the period from commencement of operations to March 31, 1996, and is designed to assist investors in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. Because the Fund is a new fund and has not completed a full fiscal year, "Other Expenses" is based upon amounts estimated to be payable in the current fiscal year. ACTUAL EXPENSES IN THE FUTURE MAY BE GREATER OR LESS THAN THOSE SHOWN. See "Management of the Fund" and "Service and Distribution Plan."

INVESTMENT OBJECTIVE AND POLICIES


    The investment objective of the Fund is maximum total return, consisting of capital appreciation and dividend and interest income. The Fund will at all times keep not less than 65% of the market value of its total assets invested in stocks (including common stocks and securities convertible into common stocks such as debt securities and preferred stocks) of U.S. companies that derive at least 25% of their sales from outside of the United States. This is a fundamental policy of the Fund which along with its investment objective cannot be changed without shareholder approval. There can be no assurance that the Fund will achieve its investment objective. There are risks in all investments, including any stock investment, and in all mutual funds that invest in stocks.


BASIC INVESTMENT STRATEGY


    The Fund seeks to achieve its investment objective by investing primarily in U.S. "U.S. Multinational" stocks which includes common stocks and securities convertible into common stocks such as bonds, debentures, corporate notes and preferred stocks. As used in this Prospectus, "U.S. Multinational" stocks refer to the common stock of companies that derive at least 25% of their sales from outside the United States. A goal of the Fund is to maintain an equity portfolio with an aggregate share of at least 50% of sales from outside the United States, although individual stocks may represent non-United States sales of as little as 25%. When the Adviser deems it appropriate in the light of economic or market conditions, up to 35% of the Fund's total assets may be held from time to time in cash, U.S. Government securities, or money-market instruments which are rated in the top two categories by a nationally recognized rating organization. The Fund may also write covered call options and enter into repurchase agreements.


    In selecting securities for purchase or sale, the Adviser may rely on the Value Line Timeliness-TM- Ranking System or the Value Line Performance-TM-Ranking System, if a ranking is available for that particular stock. The Value Line Timeliness Ranking System has evolved after many years of research and has been used in substantially its present form since 1965. It is based upon historical prices and reported earnings, recent earnings and price momentum and the degree to which the last reported earnings deviated from estimated earnings. The Timeliness Rankings are published weekly in the Standard Edition of The Value Line Investment Survey for approximately 1,700 stocks. On a scale of 1 (highest) to 5 (lowest), the rankings compare the Adviser's estimate of the probable market performance of each stock during the coming twelve months relative to all 1,700 stocks under review. The rankings are updated weekly to reflect the most recent information.

    The Value Line Performance Ranking System for common stocks was introduced in 1995. It is a variation of the Value Line Small-Capitalization Ranking System, which has been employed in managing pension client assets since 1981, and in managing the Value Line Small-Cap Growth Fund, Inc. since 1993. The
Performance Ranking System evaluates the approximately 1,800 stocks in the Expanded Edition of The Value Line Investment Survey. This stock selection system relies on factors similar to those found in the Value Line Timeliness Ranking System. The Performance Ranks use a scale of 1 (highest) to 5 (lowest) to compare the Adviser's estimate of the probable market performance of each Expanded Edition stock during the coming twelve months relative to all 1,800 stocks under review in the Expanded Edition.

    Neither the Value Line Timeliness Ranking System nor the Value Line Performance Ranking System eliminates market risk, but the Adviser believes that they provide objective standards for determining whether the market is undervaluing or overvaluing a particular security. The utilization of these Rankings is no assurance that the Fund will perform more favorably than the market in general over any particular period.

MISCELLANEOUS INVESTMENT PRACTICES

    COVERED CALL OPTIONS. The Fund may write covered call options on stocks held in its portfolio ("covered options"). When the Fund writes a covered call option, it gives the purchaser of the option the right to buy the underlying security at the price specified in the option (the "exercise price") at any time during the option period. If the option expires unexercised, the Fund will realize income to the extent of the amount received for the option (the "premium"). If the option is exercised, a decision over which the Fund has no control, the Fund must sell the underlying security to the option holder at the exercise price. By writing a covered option, the Fund foregoes, in exchange for the premium less the commission ("net premium"), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price. The Fund will not write call options in an aggregate amount greater than 25% of its net assets.

    The Fund will purchase call options only to close out a position. When an option is written on securities in the Fund's portfolio and it appears that the purchaser of that option is likely to exercise the option and purchase the underlying security, it may be considered appropriate to avoid liquidating the Fund's position, or the Fund may wish to extinguish a call option sold by it so as to be free to sell the underlying security. In such instances the Fund may purchase a call option on the same security with the same exercise price and expiration date which had been previously written. Such a purchase would have the effect of closing out the option which the Fund has written. The Fund realizes a gain if the amount paid to purchase the call option is less than the premium received for writing a similar option and a loss if the amount paid to purchase a call option is greater than the premium received for writing a similar option. Generally, the Fund realizes a short-term capital loss if the amount paid to purchase the call option with respect to a stock is greater than the premium received for writing the option. If the underlying security has substantially risen in value, it may be expensive to purchase the call option for the closing transaction.

    SHORT SALES. The Fund may from time to time make short sales of securities in order to protect a profit or to attempt to minimize a loss with respect to convertible securities. The Fund will only make a short sale of a security if it owns other securities convertible into an equivalent amount of such securities. No more than 10% of the value of the Fund's net assets taken at market may at any one time be held as collateral for such sales.

    LENDING PORTFOLIO SECURITIES. The Fund may lend its portfolio securities to broker-dealers or institutional investors if as a result thereof the aggregate value of all securities loaned does not exceed 33 1/3% of the total assets of the Fund. The loans will be made in conformity with applicable regulatory policies and will be 100% collateralized by cash, cash equivalents or U.S. Treasury bills on a daily basis in an amount equal to the market value of the securities loaned and interest earned. The Fund will retain the right to call, upon notice, the loaned securities and intends to call loaned voting securities in anticipation of any important or material matter to be voted on by shareholders. While there may be delays in recovery or even loss of rights in the collateral should the borrower fail financially, the loans will be made only to firms deemed by the Adviser to be of good standing and will not be made unless, in the judgment of the Adviser, the consideration which can be earned from such loan justifies the risk. The Fund may pay reasonable custodian and administrative fees in connection with the loans.

    REPURCHASE AGREEMENTS. The Fund may invest temporary cash balances in repurchase agreements. A repurchase agreement involves a sale of securities to the Fund, with the concurrent agreement of the seller (a member bank of the Federal Reserve System or a securities dealer which the Adviser believes to be financially sound) to repurchase the securities at the same price plus an amount equal to an agreed-upon interest rate, within a specified time, usually less than one week, but, on occasion, at a later time. The Fund will make payment for such securities only upon physical delivery or evidence of book-entry transfer to the account of the custodian or a bank acting as agent for the Fund. Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. The value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying security during the period while the Fund seeks to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights. The Board of Directors monitors the creditworthiness of parties with which the Fund enters into repurchase agreements.


    RESTRICTED SECURITIES. On occasion, the Fund may purchase securities which would have to be registered under the Securities Act of 1933 if they were to be publicly distributed. However, it will not do so if the value of such securities and other securities which are not readily marketable (including repurchase agreements maturing in more than seven days) would exceed 15% of the market value of its net assets. It is management's policy to permit the occasional acquisition of such restricted securities only if (except in the case of short-term, non-convertible debt securities) there is an agreement by the issuer to register such securities, ordinarily at the issuer's expense, when requested to do so by the Fund. The acquisition in limited amounts of restricted securities is believed to be helpful toward the attainment of the Fund's investment objective without unduly restricting its liquidity or freedom in the management of its portfolio. However, because restricted securities may only be sold privately or in an offering registered under the Securities Act of 1933, or pursuant to an exemption from such registration, substantial time may be required to sell such securities, and there is a greater than usual risk of price decline prior to sale.



    In addition, the Fund may purchase certain restricted securities ("Rule 144A securities") for which there is a secondary market of qualified institutional buyers, as contemplated by Rule 144A under the Securities Act of 1933. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers.



    The Adviser, under the supervision of the Board of Directors, will consider whether securities purchased under Rule 144A are liquid or illiquid for purposes of the Fund's limitation on investment in securities which are not readily marketable or are illiquid. Among the factors to be considered are the frequency of trades and quotes, the number of dealers and potential purchasers, dealer undertakings to make a market and the nature of the security and the time needed to dispose of it.



    To the extent that the liquid Rule 144A securities that the Fund holds become illiquid, due to lack of sufficient qualified institutional buyers or market or other conditions, the percentage of the Fund's assets invested in illiquid assets would increase. The Adviser, under the supervision of the Board of Directors, will monitor the Fund's investments in Rule 144A securities and will consider appropriate measures to enable the Fund to maintain sufficient liquidity for operating purposes and to meet redemption requests.

RISK FACTORS

    Investors should be aware of the following:

    - There are risks in all investments, including any stock investment, and in all mutual funds. The Fund's net asset value will fluctuate to reflect the investment performance of the securities held by the Fund.

    - The value a shareholder receives upon redemption may be greater or lesser than the value of such shares when acquired.

    - The use of investment techniques such as investing in repurchase agreements and lending portfolio securities involves greater risk than does an investment in a fund that does not engage in these activities.


    - Investments in securities of U.S. multinational companies that have substantial international operations may be affected by economic and political conditions in foreign countries and fluctuations in currency exchange rates.


INVESTMENT RESTRICTIONS

    The Fund has adopted a number of investment restrictions which may not be changed without shareholder approval. These are set forth in the Statement of Additional Information and provide, among other things, that the Fund may not

    (a) borrow in excess of 10% of the value of its total assets and then only as a temporary measure;

    (b) purchase securities (other than U.S. government securities) if the purchase would cause the Fund, at the time, to have more than 5% of the value of its total assets invested in the securities of any one company or to own more than 10% of the outstanding voting securities of any one company; or

    (c) invest 25% or more of the value of the Fund's total assets in securities of issuers in one particular industry.

MANAGEMENT OF THE FUND

    The management and affairs of the Fund are supervised by the Fund's Board of Directors. The Fund's officers conduct and supervise the daily business operations of the Fund. The Fund's investment decisions are made by an investment committee of employees of the Adviser. The Fund's Annual Report will contain a discussion on the Fund's performance, which will be made available upon request and without charge.

    THE ADVISER. The Adviser was organized in 1982 and is the successor to substantially all of the operations of Arnold Bernhard & Co., Inc. ("AB&Co."). The Adviser was formed as part of a reorganization of AB&Co., a sole proprietorship formed in 1931 which became a New York corporation in 1946. AB&Co. currently owns approximately 81% of the outstanding shares of the Adviser's common stock. Jean Bernhard Buttner, Chairman, President and Chief Executive Officer of the Adviser, owns a majority of the voting stock of AB&Co. All of the non-voting stock is owned by or for the benefit of members of the Bernhard family and employees and former employees of AB&Co. or the Adviser. The Adviser currently acts as investment adviser to the other Value Line mutual funds and furnishes investment advisory services to private and institutional accounts with combined assets in excess of $4 billion. Value Line Securities, Inc., the Fund's distributor, is a subsidiary of the

Adviser. The Adviser manages the Fund's investments, provides various administrative services and supervises the Fund's daily business affairs, subject to the authority of the Board of Directors. The Adviser is paid an advisory fee at an annual rate of 0.75% of the Fund's average daily net assets during the year. Although this fee is higher than that paid by many other investment companies, it is not unusually high for investment companies with a similar investment objective. From time to time, the Adviser may voluntarily assume certain expenses of the Fund and waive its advisory fee. This will have the effect of lowering the overall expense ratio of the Fund. For more information about the Fund's management fees and expenses, see the "Summary of Fund Expenses" on page 2.

    BROKERAGE. The Fund pays a portion of its total brokerage commissions to Value Line Securities, Inc., which clears transactions for the Fund through unaffiliated broker-dealers.

CALCULATION OF NET ASSET VALUE

    The net asset value of the Fund's shares for purposes of both purchases and redemptions is determined once daily as of the close of regular trading of the first session of the New York Stock Exchange (currently 4:00 p.m., New York time) on each day that the New York Stock Exchange is open for trading except on days on which no orders to purchase, sell or redeem Fund shares have been received. The New York Stock Exchange is currently closed on New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share is determined by dividing the total value of the investments and other assets of the Fund, less any liabilities, by the total outstanding shares. Securities listed on a securities exchange and over-the-counter securities traded on the NASDAQ national market are valued at the closing sales price on the date as of which the net asset value is being determined. In the absence of closing sales prices for such securities and for securities traded in the over-the-counter market, the security is valued at the midpoint between the latest available and representative asked and bid prices. Securities for which market quotations are not readily available or which are not readily marketable and all other assets of the Fund are valued at fair value as the Board of Directors may determine in good faith. Short-term instruments with maturities of 60 days or less at the date of purchase are valued at amortized cost, which approximates market.


HOW TO BUY SHARES


    PURCHASE BY CHECK. To buy shares, send a check made payable to "NFDS-Agent" and a completed and signed application form to Value Line Funds, c/o NFDS, P.O. Box 419729, Kansas City, MO 64141-6729. For assistance in completing the application and for information on pre-authorized telephone purchases, call Value Line Securities at 1-800-223-0818 during New York business hours. Upon receipt of the completed and signed purchase application and a check, National Financial Data Services, Inc. ("NFDS"), the Fund's shareholder servicing agent, will buy full and fractional shares (to three decimal places) at the net asset value next computed after the funds are received and will confirm the investment to the investor. Subsequent investments may be made by attaching a check to the confirmation's "next payment" stub, by telephone or by federal funds wire. Investors may also buy shares through broker-dealers other than Value Line Securities. Such broker-dealers may charge investors a reasonable service fee. Neither Value Line Securities nor the Fund receives any part of such fees when charged (and which can be avoided by investing directly). If an order to purchase shares is cancelled due to nonpayment or because the purchaser's check does not clear, the purchaser will be responsible for any loss incurred by the Fund or Value Line Securities by reason of such cancellation. If the purchaser is a shareholder, Value Line Securities reserves the right to redeem sufficient shares from the shareholder's account to protect the Fund against loss. Minimum orders are $1,000 for an initial purchase and $100 for each subsequent purchase. The Fund may refuse any order for the purchase of shares.


    WIRE PURCHASE--$1,000 MINIMUM. An investor should call 1-800-243-2729 to obtain an account number. After receiving an account number, instruct your commercial bank to wire transfer "federal funds" via the Federal Reserve System as follows:

    State Street Bank and Trust Company, Boston, MA
    ABA # 011000028
    Attn: Mutual Fund Division
    DDA # 99049868
    Value Line American Worldwide Fund
    A/C # ________________________
    Shareholder's name and account information
    Tax ID # ________________________

NOTE:   A  COMPLETED AND  SIGNED  APPLICATION  MUST BE  MAILED  IMMEDIATELY  AND
RECEIVED BY NFDS BEFORE IT CAN HONOR ANY WITHDRAWAL OR EXCHANGE TRANSACTIONS.

    After your account has been opened, you may wire additional investments in the same manner.

    For an initial investment made by federal funds wire purchase, the wire must include a valid social security number or tax identification number. Investors purchasing shares in this manner will then have 30 days after purchase to provide the certification and signed account application. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn on only U.S. banks. Until receipt of the above, any distributions from the account will be subject to withholding at the rate of 31%.


    SUBSEQUENT TELEPHONE PURCHASES--$250 MINIMUM. Upon completion of the telephone purchase authorization section of the account application, shareholders who own Fund shares with a current value of $500 or more may also purchase additional shares in amounts of $250 or more up to twice the value of their shares by calling 1-800-243-2729 between 9:00 a.m. and 4:00 p.m. New York time. Such orders will be priced at the closing net asset value on the day received and payment will be due within three business days. If payment is not received within the required time or a purchaser's check does not clear, the order is subject to cancellation and the purchaser will be responsible for any loss incurred by the Fund or Value Line Securities. Shares may not be purchased by telephone for a tax-sheltered retirement plan.


DIVIDENDS, DISTRIBUTIONS AND TAXES

    The Fund distributes net investment income and any net realized capital gains to shareholders at least annually. Income dividends and capital gains distributions are automatically reinvested in additional shares of the Fund unless the shareholder has requested otherwise. Because the Fund intends to distribute all of its net investment income and capital gains to shareholders, it is not expected that the Fund will be required to pay any federal income taxes. However, shareholders of the Fund normally will have to pay federal income taxes, and any applicable state or local taxes, on the dividends and capital gains distributions they receive from the Fund (whether or not reinvested in additional Fund shares). Shareholders will be informed annually of the amount and nature of the Fund's income and distributions.

    Mutual funds are required to withhold 31% for federal income tax purposes of dividends, distributions of capital gains and redemption proceeds from accounts without a valid social security or tax identification number. You must provide this information when you complete the Fund's application and certify that you are not currently subject to federal backup withholding. The Fund reserves the right to close, by redemption, accounts for which the holder fails to provide a valid social security or tax identification number.

PERFORMANCE INFORMATION

    The Fund may from time to time include information regarding its total return performance in advertisements or in information furnished to existing or prospective shareholders. When information regarding total return is furnished, it will be based upon changes in the Fund's net asset value, and will assume the reinvestment of all capital gains distributions and income dividends. It will take into account nonrecurring charges, if any, which the Fund may incur but will not take into account income taxes due on Fund distributions.

    Comparative performance information may be used from time to time in advertising the Fund's shares, including data from Lipper Analytical Services, Inc. and other industry or financial publications. The Fund may compare its performance to that of other mutual funds with similar investment objectives and to stock or other relevant indices. From time to time, articles about the Fund regarding its performance or ranking may appear in national publications such as Kiplinger's Personal Finance, Money Magazine, Financial World, Morningstar, Personal Investors, Forbes, Fortune, Business Week, Wall Street Journal, Investor's Business Daily, Donoghue, The Financial Times, The Economist, Worth, Smart Money, Mutual Fund Forecaster, U.S. News and World Report and Barron's. Some of these publications may publish their own rankings or performance reviews of mutual funds, including the Fund. Reference to or reprints of such articles may be used in the Fund's promotional literature.

    Investors should note that the investment results of the Fund will fluctuate over time, and any presentation of the Fund's total return for any period should not be considered as a representation of what an investment may earn or what an investor's total return may be in any future period.

HOW TO REDEEM SHARES

    Shares of the Fund may be redeemed at any time at their current net asset value next determined after NFDS receives a request in proper form. The value of shares of the Fund on redemption may be more or less than the shareholder's cost, depending upon the market value of the Fund's assets at the time. A shareholder holding certificates for shares must surrender the certificates properly endorsed with signature guaranteed. A signature guarantee may be executed by any "eligible" guarantor. Eligible guarantors include domestic banks, savings associations, credit unions, member firms of a national securities exchange, and participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. A guarantee from a Notary Public is not an acceptable source. The signature on any request for redemption of shares not represented by certificates, or on any stock power in lieu thereof, must be similarly guaranteed. In each case the signature or signatures must correspond to the names in which the account is registered. Additional documentation may be required when shares are registered in the name of a corporation, agent or fiduciary. For further information, you should contact NFDS.


    The Fund does not impose a redemption charge, but shares redeemed through brokers or dealers may be subject to a service charge by such firms. A check for the redemption proceeds will be mailed within seven days following receipt of all required documents. However, payment may be postponed under unusual circumstances such as when normal trading is not taking place on the New York Stock Exchange. In addition, shares purchased by check may not be redeemed for up to 15 days following the purchase date.


    If the Board of Directors determines that it is in the best interests of the Fund, the Fund may redeem, upon prior written notice, at net asset value all shareholder accounts which, due to redemptions, fall below $500 in net asset value. In such event, an investor will have 60 days to increase the shares in his account to the minimum level.


SERVICE AND DISTRIBUTION PLAN

    The Fund has a Service and Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, for the payment of certain expenses incurred by Value Line Securities, Inc. (the "Distributor") in advertising, marketing and distributing the Fund's shares and for servicing the Fund's shareholders at an annual rate of 0.25% of the Fund's average daily net assets. Under the Plan, the Distributor may make payments to securities dealers, banks, financial institutions and other organizations which render distribution and administrative services with respect to the distribution of the Fund's shares. Such services may include, among other things, answering investor inquiries regarding the Fund; processing new shareholder account applications and redemption transactions; responding to shareholder inquiries; and such other services as the Fund may request to the extent permitted by applicable statute, rule or regulation. The Plan also provides that the Adviser may make such payments out of its advisory fee, its past profits or any other source available to it. The fees payable to the Distributor under the Plan are payable without regard to actual expenses incurred.

    The Glass-Steagall Act and other applicable laws prohibit banks from engaging in the business of underwriting, selling or distributing securities. Generally, banks will be engaged to provide administrative services. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or State statutes or regulations relating to the permissible activities of banks and their affiliates, could prevent a bank from continuing to perform all or a part of its administrative services. In that case, its shareholder clients would be permitted to remain shareholders of the Fund and alternative means for continuing the servicing of such shareholders would be sought. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these consequences.

INVESTOR SERVICES


    VALU-MATIC.-REGISTERED TRADEMARK- The Fund offers a free, pre-authorized check service to its shareholders through which monthly investments of $25 or more are automatically made into the shareholder's Fund account. Further information regarding this service can be obtained from Value Line Securities by calling 1-800-223-0818.


    EXCHANGE OF SHARES. Shares of the Fund may be exchanged for shares of the other Value Line funds in any identically registered account on the basis of the respective net asset values next computed after receipt of the exchange order. No telephone exchanges can be made for less than $1,000. If shares of the Fund are being exchanged for shares of The Value Line Cash Fund, Inc. or The Value Line Tax Exempt Fund--Money Market Portfolio and the shares (including shares in accounts under the control of one investment advisor) have a value in excess of $500,000, then, at the discretion of the Adviser, the shares to be purchased will be purchased at the closing price on the third business day following the redemption of the shares being exchanged to allow the redeeming fund to utilize normal securities settlement procedures in transferring the proceeds of the redemption.


    The exchange privilege may be exercised only if the shares to be acquired may be sold in the investor's State. Prospectuses for the other funds may be obtained from Value Line Securities by calling 1-800-223-0818. Each such exchange involves a redemption and a purchase for tax purposes. Broker-dealers are not prohibited from charging a commission for handling the exchange of Fund shares. To avoid paying such a commission, send the request with signature guaranteed to NFDS. The Fund reserves the right to terminate the exchange privilege of any account making more than eight exchanges a year. (An exchange out of The Value Line Cash Fund, Inc. or The Value Line Tax Exempt Fund--Money Market Portfolio is not counted for this purpose.) The exchange privilege may be modified or terminated upon sixty days' notice to shareholders, and any of the Value Line funds may discontinue offering its shares generally or in any particular state without prior notice. To make an exchange, call 1-800-243-2729. Although it has not been a problem in the past, shareholders should be aware that a telephone exchange may be difficult during periods of major economic or market changes.

    SYSTEMATIC CASH WITHDRAWAL PLAN. A shareholder who has invested a minimum of $5,000 in the Fund, or whose shares have attained that value, may request a transfer of his shares to a Value Line Systematic Cash Withdrawal Account which NFDS will maintain in his name on the Fund's books. Under the Systematic Cash Withdrawal Plan ("the Plan"), the shareholder will request that NFDS, acting as his agent, redeem monthly or quarterly a sufficient number of shares to provide for payment to him, or someone he designates, of any specified dollar amount (minimum $25). All certificated shares must be placed on deposit under the Plan and dividends and capital gains distributions, if any, are automatically reinvested at net asset value. The Plan will automatically terminate when all shares in the account have been redeemed. The shareholder may at any time terminate the Plan, change the amount of the regular payment, or request liquidation of the balance of his account on written notice to NFDS. The Fund may terminate the Plan at any time on written notice to the shareholder.

    TAX-SHELTERED RETIREMENT PLANS.   Shares of  the Fund may  be purchased  for
various types of retirement plans. For more complete information, contact Value Line Securities, Inc. at 1-800-223-0818 during New York business hours.

ADDITIONAL INFORMATION

    The Fund is an open-end, diversified management investment company incorporated in Maryland in 1995. The Fund has 50 million authorized shares of common stock, $.01 par value. Each share has one vote with fractional shares voting proportionately. Shares have no preemptive rights, are freely transferable, are entitled to dividends as declared by the Directors, and, if the Fund were liquidated, would receive the net assets of the Fund.

    INQUIRIES. All inquiries regarding the Fund should be directed to the Fund at the telephone numbers or address set forth on the cover page of this Prospectus. Inquiries from shareholders regarding their accounts and account balances should be directed to National Financial Data Services, Inc., servicing agent for State Street Bank and Trust Company, the Fund's transfer agent, 1-800-243-2729. Shareholders should note they may be required to pay a fee for special requests such as historical transcripts of an account. Our Info-Line provides the latest account information 24 hours a day, every day, and is available to shareholders with pushbutton phones. The Info-Line toll-free number is 1-800-243-2739.

    WITHHOLDING. Mutual funds are required to withhold 31% of dividends, distributions of capital gains and redemption proceeds from accounts without a valid social security or tax identification number. You must provide this information when you complete the Fund's application and certify that you are not currently subject to backup withholding.

    SHAREHOLDER MEETINGS. The Fund does not intend to hold routine annual meetings of shareholders. However, special meetings of shareholders will be held as required by law, for purposes such as changing fundamental policies or approving an advisory agreement. Shareholders of record of not less than a majority of the outstanding shares of the Fund may remove a Director by votes cast in person or by proxy at a meeting called for that purpose. The Directors are required to call a meeting of shareholders for the purpose of voting upon the question of the removal of any Director when so requested by the shareholders of record of not less than 10% of the Fund's outstanding shares.

                         THE VALUE LINE FAMILY OF FUNDS
-------------------------------------------

1950--THE VALUE LINE FUND seeks long-term growth of capital along with modest current income by investing substantially all of its assets in common stocks or securities convertible into common stock.
1952--THE VALUE LINE INCOME FUND'S primary investment objective is income, as high and dependable as is consistent with reasonable growth. Capital growth to increase total return is a secondary objective.
1956--THE VALUE LINE SPECIAL SITUATIONS FUND seeks to obtain long-term growth of capital by investing not less than 80% of its assets in "special situations". No consideration is given to achieving current income.
1972--VALUE LINE LEVERAGED GROWTH INVESTORS' sole investment objective is to realize capital growth by investing substantially all of its assets in common stocks. The Fund may borrow up to 50% of its net assets to increase its purchasing power.
1979--THE VALUE LINE CASH FUND, a money market fund, seeks high current income consistent with preservation of capital and liquidity.
1981--VALUE LINE U.S. GOVERNMENT SECURITIES FUND seeks maximum income without undue risk to principal. Under normal conditions, at least 80% of the value of its net assets will be invested in issues of the U.S. government and its agencies and instrumentalities.

1983--VALUE LINE CENTURION FUND* seeks long-term growth of capital as its sole objective by investing primarily in stocks ranked 1 or 2 by Value Line for year-ahead relative performance.

1984--THE VALUE LINE TAX EXEMPT FUND seeks to provide investors with maximum income exempt from federal income taxes while avoiding undue risk to principal. The Fund presently offers investors a choice of two portfolios: a Money Market Portfolio and a High-Yield Portfolio.
1985--VALUE LINE CONVERTIBLE FUND seeks high current income together with capital appreciation primarily from convertible securities ranked 1 or 2 for year-ahead performance by The Value Line Convertible Ranking System.
1986--VALUE LINE AGGRESSIVE INCOME TRUST seeks to maximize current income by investing in high-yielding, low-rated, fixed-income corporate securities. 1987--VALUE LINE NEW YORK TAX EXEMPT TRUST seeks to provide New York taxpayers with maximum income exempt from New York State, New York City and federal individual income taxes while avoiding undue risk to principal.

1987--VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST* invests in stocks, bonds and cash equivalents according to computer trend models developed by Value Line. The objective is to professionally manage the optimal allocation of these investments at all times.

1992--THE VALUE LINE ADJUSTABLE RATE U.S. GOVERNMENT SECURITIES FUND seeks high current income consistent with low volatility of principal by investing primarily in adjustable rate U.S. Government securities.
1993--VALUE LINE SMALL-CAP GROWTH FUND invests primarily in common stocks or securities convertible into common stock, with its primary objective being long-term growth of capital.
1993--VALUE LINE ASSET ALLOCATION FUND seeks high total investment return, consistent with reasonable risk. The Fund invests in stocks, bonds and money market instruments utilizing quantitative modeling to determine the correct asset mix.


1995--VALUE LINE U.S. MULTINATIONAL COMPANY FUND'S investment objective is maximum total return. It invests primarily in securities of U.S. companies that have significant sales from international operations.


------------------------

* ONLY AVAILABLE THROUGH THE PURCHASE OF GUARDIAN INVESTOR, A TAX DEFERRED VARIABLE ANNUITY, OR VALUEPLUS, A VARIABLE LIFE INSURANCE POLICY.


FOR MORE COMPLETE INFORMATION ABOUT ANY OF THE VALUE LINE FUNDS, INCLUDING CHARGES AND EXPENSES, SEND FOR A PROSPECTUS FROM VALUE LINE SECURITIES, INC., 220 E. 42ND STREET, NEW YORK, NEW YORK 10017-5891 OR CALL 1-800-223-0818, 24
HOURS A DAY, 7 DAYS A WEEK. READ THE PROSPECTUS CAREFULLY BEFORE YOU INVEST OR SEND MONEY.

INVESTMENT ADVISER
Value Line, Inc.
220 East 42nd Street
New York, NY 10017-5891

DISTRIBUTOR
Value Line Securities, Inc.
220 East 42nd Street
New York, NY 10017-5891

SHAREHOLDER SERVICING AGENT
State Street Bank and Trust Company
c/o NFDS
P.O. Box 419729
Kansas City, MO 64141-6729

CUSTODIAN & TRANSFER AGENT
State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036

LEGAL COUNSEL
Peter D. Lowenstein, Esq.
Two Greenwich Plaza, Suite 100
Greenwich, CT 06830

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Summary of Fund Expenses................    2
Financial Highlights....................
Investment Objective and Policies.......    3
Risk Factors............................    6
Investment Restrictions.................    6
Management of the Fund..................    6
Calculation of Net Asset Value..........    7
How to Buy Shares.......................    7
Dividends, Distributions and Taxes......    8
Performance Information.................    9
How to Redeem Shares....................    9
Service and Distribution Plan...........   10
Investor Services.......................   10
Additional Information..................   11


-------------------------------------------
                                   PROSPECTUS
-------------------


                                OCTOBER 1, 1995



                                   VALUE LINE
                               U.S. MULTINATIONAL
                                    COMPANY
                                   FUND, INC.


                                 (800) 223-0818

                                     [LOGO]

                VALUE LINE U.S. MULTINATIONAL COMPANY FUND, INC.


              220 East 42nd Street, New York, New York 10017-5891
                        1-800-223-0818 or 1-800-243-2729

--------------------------------------------------------------------------------


                      STATEMENT OF ADDITIONAL INFORMATION
                                OCTOBER 1, 1995

-------------------------------------------------------------------------------


    This Statement of Additional Information is not a prospectus and must be read in conjunction with the Prospectus of Value Line U.S. Multinational Company Fund, Inc. (the "Fund") dated October 1, 1995, a copy of which may be obtained without charge by writing or telephoning the Fund.


                                 --------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      ---------
Investment Objective and Policies...................................................       B-1
Investment Restrictions.............................................................       B-2
Directors and Officers..............................................................       B-3
The Adviser.........................................................................       B-5
Brokerage Arrangements..............................................................       B-6
How to Buy Shares...................................................................       B-6
How to Redeem Shares................................................................       B-7
Service and Distribution Plan.......................................................       B-8
Taxes...............................................................................       B-8
Performance Data....................................................................       B-9
Additional Information..............................................................       B-10
Financial Statements................................................................       B-10

The Fund's investment adviser is Value Line, Inc. (the "Adviser").

                       INVESTMENT OBJECTIVE AND POLICIES
    (SEE ALSO "INVESTMENT OBJECTIVE AND POLICIES" IN THE FUND'S PROSPECTUS)

    The Fund will not concentrate its investments in any particular industry but reserves the right to invest up to 25% of its total assets (taken at market value) in any one industry. The Fund does not invest for the purposes of management or control of companies whose securities the Fund owns. It is the policy of the Fund to purchase and hold securities which are believed to have potential for long-term capital appreciation. The Fund generally does not attempt to realize short-term trading profits.


    The policies set forth in the Fund's Prospectus and in this Statement of Additional Information and the policies set forth below under "Investment Restrictions" are, unless otherwise indicated, fundamental policies of the Fund and, under the Investment Company Act of 1940, as amended (the "1940 Act") may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Fund. Under the 1940 Act, a "majority of the outstanding voting securities of the Fund" means the lesser of (1) the holders of more than 50% of the outstanding shares of capital stock of the Fund or (2) 67% of the shares present if more than 50% of the shares are present at a meeting in person or by proxy.


                            INVESTMENT RESTRICTIONS

    The Fund may not:

        (1) Engage in arbitrage transactions, short sales except as set forth in the Prospectus, purchases on margin or participate on a joint or joint and several basis in any trading account in securities.

        (2) Issue senior securities or borrow money in excess of 10% of the value of its net assets and then only as a temporary measure to meet unusually heavy redemption requests or for other extraordinary or emergency purposes. Securities will not be purchased while borrowings are outstanding. No assets of the Fund may be pledged, mortgaged or otherwise encumbered, transferred or assigned to secure a debt.

        (3) Engage in the underwriting of securities, except to the extent that the Fund may be deemed an underwriter as to restricted securities under the Securities Act of 1933 in selling portfolio securities.

        (4) Invest in real estate, mortgages, illiquid securities of real estate investment trusts, real estate limited partnerships or interests in oil, gas or mineral leases although the Fund may purchase securities of issuers which engage in real estate operations.


        (5) Invest in commodities or commodity contracts, including futures contracts.


        (6) Lend money except in connection with the purchase of debt obligations or by investment in repurchase agreements, provided that repurchase agreements maturing in more than seven days when taken together with other securities that are illiquid or restricted by virtue of the absence of a readily available market do not exceed 15% of the Fund's net assets. The Fund may lend its portfolio securities to broker-dealers and institutional investors if as a result thereof the aggregate value of all securities loaned does not exceed 33 1/3% of the total assets of the Fund.

        (7) Invest more than 5% of the value of its total assets in the securities of any one issuer or purchase more than 10% of the outstanding voting securities, or any other class of securities, of any one issuer. For purposes of this restriction, all outstanding debt securities of an issuer are considered as one class, and all preferred stock of an issuer is considered as one class. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

        (8) Purchase securities of other registered investment companies, except in mergers or other business combinations.

        (9) Invest 25% or more of its total assets in securities of issuers in any one industry.

       (10) Invest more than 5% of its total assets in securities of issuers having a record, together with predecessors, of less than three years of continuous operation. The restriction does not apply to any obligation issued or guaranteed by the U.S. government, its agencies or instrumentalities.

       (11) Purchase or retain the securities of any issuer if, to the knowledge of the Fund, those officers and directors of the Fund and of the Adviser, who each owns more than 0.5% of the outstanding securities of such issuer, together own more than 5% of such securities.

       (12) Invest more than 2% of the value of its total assets in warrants (valued at the lower of cost or market), except that warrants attached to other securities are not subject to these limitations.

       (13) Purchase securities for the purpose of exercising control over another company.

    If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from changes in values or assets will not be considered a violation of the restriction. For purposes of industry classifications, the Fund follows the industry classifications in The Value Line Investment Survey.

                             DIRECTORS AND OFFICERS


 NAME, ADDRESS AND AGE              POSITION WITH FUND       PRINCIPAL OCCUPATIONS DURING PAST 5 YEARS
----------------------------------  ---------------------  ---------------------------------------------
*Jean Bernhard Buttner              Chairman of the Board  Chairman,  President   and  Chief   Executive
 Age 60                             of Directors,          Officer   of  the  Adviser   and  Value  Line
                                    President              Publishing, Inc. Chairman  of the Value  Line
                                                           Funds and Value Line Securities, Inc.
 Francis C. Oakley                  Director               Professor  of History, Williams College, 1961
 936 Main Street                                           to present and President Emeritus since 1994;
 Williamstown, MA 01267                                    President  of  Williams  College,  1985-1993;
 Age 63                                                    Director, Berkshire Life Insurance Company
 Marion N. Ruth                     Director               Real Estate Executive; President, Ruth Realty
 5 Outrider Road                                           (real estate broker).
 Rolling Hills, CA 90274
 Age 60

 NAME, ADDRESS AND AGE              POSITION WITH FUND       PRINCIPAL OCCUPATIONS DURING PAST 5 YEARS
----------------------------------  ---------------------  ---------------------------------------------
 Frances T. Newton                  Director               Computer Programming Professional, Duke Power
 4921 Buckingham Drive                                     Company.
 Charlotte, NC 28209
 Age 54
 F. Barry Nelson                    Vice President         Research   Director,  the   Value  Line  Con-
 Age 52                                                    vertibles Survey  and Vice  President,  Value
                                                           Line   Convertible  Fund,  Inc.  since  1993;
                                                           Securities Analyst,  Forbes, Walsh,  Kelly  &
                                                           Co., Inc., 1992-1993; Vice President, NatWest
                                                           Securities   Corporation,   Feb.-Oct.   1992;
                                                           Senior  Vice   President,  Louis   Nicoud   &
                                                           Associates, 1986-1992.
 James D. von Riesemann             Vice President         Securities  analyst  with  the  Adviser since
 Age 34                                                    1994; prior thereto, student.
 David T. Henigson                  Vice President,        Compliance  Officer  and  since  1992,   Vice
 Age 38                             Secretary and          President  and Director  of the  Adviser. Di-
                                    Treasurer              rector and  Vice President  of the  Distribu-
                                                           tor.


------------------------
* "Interested" director as defined in the Investment Company Act of 1940 (the "1940 Act").
Unless otherwise indicated, the address for each of the above is 220 East 42nd Street, New York, NY.


    Directors and certain officers of the Fund are also directors and officers of other investment companies for which the Adviser acts as investment adviser. Directors who are officers or employees of the Adviser receive no remuneration from the Fund. The following table sets forth information regarding compensation of Directors by the Fund and by the Fund and the two other Value Line Funds of which each of the Directors is a director for the fiscal year ended March 31, 1995. Directors who are officers or employees of the Adviser do not receive any compensation from the Fund or any of the Value Line Funds.



                               COMPENSATION TABLE
                        FISCAL YEAR ENDED MARCH 31, 1995



                                                                                                         TOTAL
                                                                  PENSION OR           ESTIMATED      COMPENSATION
                                                                  RETIREMENT            ANNUAL         FROM FUND
                                               AGGREGATE           BENEFITS            BENEFITS         AND FUND
                                              COMPENSATION      ACCRUED AS PART          UPON           COMPLEX
NAME OF PERSON                                 FROM FUND       OF FUND EXPENSES       RETIREMENT       (2 FUNDS)
-------------------------------------------  --------------  ---------------------  ---------------  --------------
Jean B. Buttner............................    $      -0-                N/A                 N/A       $      -0-
Francis C. Oakley..........................           -0-                N/A                 N/A           20,000
Marion N. Ruth.............................           -0-                N/A                 N/A           20,000
Frances T. Newton..........................           -0-                N/A                 N/A           20,000


    As of the date of this Statement of Additional Information, the Adviser owned 100% of the Fund's outstanding shares.

                                  THE ADVISER
          (SEE ALSO "MANAGEMENT OF THE FUND" IN THE FUND'S PROSPECTUS)


    The investment advisory agreement between the Fund and the Adviser dated September , 1995 provides for an advisory fee at an annual rate of 0.75% of the Fund's average daily net assets during the year. The Adviser shall reimburse the Fund for expenses (exclusive of interest, taxes, brokerage expenses, distribution expenses and extraordinary expenses) which in any year exceed the limits prescribed by any state in which shares of the Fund are qualified for sale. Presently, the most restrictive limitation is 2.5% of the first $30 million of average daily net assets, 2% of the next $70 million and 1.5% of any excess over $100 million.


    The investment advisory agreement provides that the Adviser shall render investment advisory and other services to the Fund including, at its expense, all administrative services, office space and the services of all officers and employees of the Fund. The Fund pays all other expenses not assumed by the Adviser including taxes, interest, brokerage commissions, insurance premiums, fees and expenses of the custodian and shareholder servicing agent, legal, audit and Fund accounting expenses, fees and expenses in connection with qualification under federal and state securities laws and costs of shareholder reports and proxy materials. The Fund has agreed that it will use the words "Value Line" in its name only so long as Value Line, Inc. serves as investment adviser to the Fund.

    The Adviser acts as investment adviser to 15 other investment companies constituting The Value Line Family of Funds and furnishes investment advisory services to private and institutional accounts with combined assets in excess of $4 billion.

    Certain of the Adviser's clients may have investment objectives similar to the Fund and certain investments may be appropriate for the Fund and for other clients advised by the Adviser. From time to time, a particular security may be bought or sold for only one client or in different amounts and at different times for more than one but less than all such clients. In addition, a particular security may be bought for one or more clients when one or more other clients are selling such security, or purchases or sales of the same security may be made for two or more clients at the same time. In such event, such transactions, to the extent practicable, will be averaged as to price and allocated as to amount in proportion to the amount of each order. In some cases, this procedure could have a detrimental effect on the price or amount of the securities purchased or sold by the Fund. In other cases, however, it is believed that the ability of the Fund to participate, to the extent permitted by law, in volume transactions will produce better results for the Fund.

    The Fund does not purchase or sell a security based solely on information contained in any of the Value Line publications. The Adviser and/or its affiliates, officers, directors and employees may from time to time own securities which are also held in the portfolio of the Fund. The Adviser has imposed rules upon itself and such persons requiring monthly reports of security transactions for their respective accounts and restricting trading in various types of securities in order to avoid possible conflicts of interest. The Adviser may from time to time, directly or through affiliates, enter into agreements to furnish for compensation special research or financial services to companies, including services in connection with acquisitions, mergers or financings. In the event that such agreements are in effect with respect to issuers of securities held in the portfolio of the Fund, specific reference to such agreements will be made in the "Schedule of Investments" in shareholder reports of the Fund. As of the date of this Statement of Additional Information, no such agreements exist.

                             BROKERAGE ARRANGEMENTS
          (SEE ALSO "MANAGEMENT OF THE FUND" IN THE FUND'S PROSPECTUS)

    Orders for the purchase and sale of portfolio securities are placed with brokers and dealers who, in the judgment of the Adviser, are able to execute them as expeditiously as possible and at the best obtainable price. Purchases and sales of securities which are not listed or traded on a securities exchange will ordinarily be executed with primary market makers acting as principal, except when it is determined that better prices and executions may otherwise be obtained. The Adviser is also authorized to place purchase or sale orders with brokers or dealers who may charge a commission in excess of that charged by other brokers or dealers if the amount of the commission charged is reasonable in relation to the value of the brokerage and research services provided. Such services may include but are not limited to information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investments; and appraisals or evaluations of portfolio securities. Such allocation will be in such amounts and in such proportions as the Adviser may determine. Orders may also be placed with brokers or dealers who sell shares of the Fund or other funds for which the Adviser acts as investment adviser, but this fact, or the volume of such sales, is not a consideration in their selection. A portion of the Fund's brokerage commissions may be paid to Value Line Securities. Value Line Securities, Inc. clears transactions for the Fund through unaffiliated broker-dealers.

    The Board of Directors has adopted procedures incorporating the standards of Rule 17e-1 under the 1940 Act which requires that the commissions paid to Value Line Securities, Inc. or any other "affiliated person" be "reasonable and fair" compared to the commissions paid to other brokers in connection with comparable transactions. The procedures require that the Adviser furnish reports to the Directors with respect to the payment of commissions to affiliated brokers and maintain records with respect thereto.

    PORTFOLIO TURNOVER. It is not expected that the Fund's annual portfolio turnover rate will exceed 100%. A rate of portfolio turnover of 100% would occur if all of the Fund's portfolio were replaced in a period of one year. To the extent that the Fund engages in short-term trading in attempting to achieve its objective, it may increase portfolio turnover and incur higher brokerage commissions and other expenses than might otherwise be the case.

                               HOW TO BUY SHARES
        (SEE ALSO "CALCULATION OF NET ASSET VALUE", "HOW TO BUY SHARES", "SERVICE AND DISTRIBUTION PLAN" AND "INVESTOR SERVICES" IN THE FUND'S
                                  PROSPECTUS)


    Shares of the Fund are purchased at net asset value next calculated after receipt of a purchase order. Minimum orders are $1,000 for an initial purchase and $100 for each subsequent purchase. The Fund reserves the right to reduce or waive the minimum purchase requirements in certain cases such as pursuant to payroll deduction plans, etc., where subsequent and continuing purchases are contemplated.


    The Fund has entered into a distribution agreement with Value Line Securities, Inc. (the "Distributor") pursuant to which the Distributor acts as principal underwriter and distributor of the Fund for the sale and distribution of its shares. The Distributor is a wholly-owned subsidiary of the Adviser. For its services under the agreement, the Distributor is not entitled to receive any compensation. However, see "Service and Distribution Plan" for certain payments to the Distributor. The Distributor also serves as distributor to the other Value Line funds.


    AUTOMATIC PURCHASES. The Fund offers a free service to its shareholders, Valu-Matic Bank Check Program, through which monthly investments of $25 or more are automatically made into the shareholder's Value Line account. The Fund's Transfer Agent debits via automated clearing house a draft each month on the shareholder's checking account and invests the money in full and fractional shares. The purchase is confirmed directly to the shareholder (who will also receive debit information each month with his bank statement). The required form to enroll in this program is available upon request from the Distributor.



    RETIREMENT PLANS. Shares of the Fund may be purchased as the investment medium for various tax-sheltered retirement plans. Upon request, the Distributor will provide information regarding eligibility and permissible contributions. Because a retirement plan is designed to provide benefits in future years, it is important that the investment objectives of the Fund be consistent with the participant's retirement objectives. Premature withdrawals from a retirement plan may result in adverse tax consequences. For more complete information, contact the Distributor at 1-800-223-0818 during New York business hours.


                              HOW TO REDEEM SHARES
     (SEE ALSO "HOW TO REDEEM SHARES" AND "INVESTOR SERVICES" IN THE FUND'S
                                  PROSPECTUS)

    The right of redemption may be suspended, or the date of payment postponed beyond the normal seven-day period by the Fund under the following conditions authorized by the 1940 Act: (1) for any period (a) during which the New York Stock Exchange is closed, other than customary weekend and holiday closing, or
(b) during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practical, or (b) it is not reasonably practical for the Fund to determine the fair value of its net assets;
(3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of the Fund's shareholders.

    The value of shares of the Fund on redemption may be more or less than the shareholder's cost, depending upon the market value of the Fund's assets at the time. Shareholders should note that if a loss has been realized on the sale of shares of the Fund, the loss may be disallowed for tax purposes if shares of the same Fund are purchased within (before or after) 30 days of the sale.

    It is possible that conditions may exist in the future which would, in the opinion of the Board of Directors, make it undesirable for the Fund to pay for redemptions in cash. In such cases the Board may authorize payment to be made in portfolio securities or other property of the Fund. However, the Fund has obligated itself under the 1940 Act to redeem for cash all shares presented for redemption by any one shareholder up to $250,000 (or 1% of the Fund's net assets if that is less) in any 90-day period. Securities delivered in payment of redemptions are valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving such securities may incur brokerage costs on their sales.

                         SERVICE AND DISTRIBUTION PLAN
      (SEE ALSO "SERVICE AND DISTRIBUTION PLAN" IN THE FUND'S PROSPECTUS)

    The Service and Distribution Plan, adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, provides for the payment of certain expenses incurred by Value Line Securities, Inc. in advertising, marketing and distributing the Fund's shares and for servicing the Fund's shareholders at an annual rate of 0.25% of the Fund's average daily net assets.

                                     TAXES
      (SEE "DIVIDENDS, DISTRIBUTIONS AND TAXES" IN THE FUND'S PROSPECTUS)

    The Fund intends to qualify as a regulated investment company under the United States Internal Revenue Code (the "Code"). By so qualifying, the Fund is not subject to federal income tax on its net investment income or net realized capital gains which are distributed to shareholders (whether or not reinvested in additional Fund shares).

    Distributions of investment income and of the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income (whether or not reinvested in additional Fund shares). Distributions of the excess of net long-term capital gain over net short-term capital loss (net capital gains) are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders and regardless of whether the distribution is received in cash or in additional shares of the Fund. It is expected that dividends from domestic corporations will constitute most of the Fund's gross income and that a substantial portion of the dividends paid by the Fund will qualify for the dividends-received deduction for corporate investors. Upon request, the Fund will advise investors of the amount of dividends which so qualify.

    The Code requires each regulated investment company to pay a nondeductible 4% excise tax to the extent the company does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. The Fund anticipates that it will make sufficient timely distributions to avoid imposition of the excise tax.

    Options and futures contracts entered into by the Fund will be subject to special tax rules. These rules may accelerate income to the Fund, defer Fund losses, cause adjustments in the holding periods of Fund securities, convert capital gain into ordinary income and convert short-term capital losses into long-term capital losses. As a result, these rules could affect the amount, timing and character of Fund distributions.

    A distribution by the Fund will result in a reduction in the Fund's net asset value per share. Such a distribution is taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive a return of capital upon the distribution which nevertheless is taxable to them. All distributions, whether received in cash or reinvested in shares, must be reported by each shareholder on his or her federal income tax return. Under the Code, dividends declared by the Fund in October, November and December of any calendar year, and payable to shareholders of record in such a month, shall be deemed to have been received by the shareholder on December 31 of such calendar year if such dividend is actually paid in January of the following calendar year.

    A shareholder may realize a capital gain or capital loss on the sale or redemption of shares of the Fund. The tax consequences of a sale or redemption depend upon several factors, including the shareholder's tax basis in the shares sold or redeemed and the length of time the shares have been held. Basis in the shares may be the actual cost of those shares (net asset value of Fund shares on purchase or reinvestment date), or under special rules, an average cost. Under certain circumstances, a loss on the sale or redemption of shares held for six months or less may be treated as a long-term capital loss to the extent that the Fund has distributed long-term capital gain dividends on such shares. Moreover, a loss on sale or redemption of Fund shares will be disallowed to the extent the shareholder purchases other shares of the Fund within 30 days before or after the date the shares are sold or redeemed.

    For shareholders who fail to furnish to the Fund their social security or taxpayer identification numbers and certain related information, or who fail to certify that they are not subject to backup withholding, dividends, distributions of capital gains and redemption proceeds paid by the Fund will be subject to a 31% Federal income tax withholding requirement. If the withholding provisions are applicable, any dividends or capital gains distributions to these shareholders, whether taken in cash or reinvested in additional shares, and any redemption proceeds will be reduced by the amounts required to be withheld.

    The foregoing discussion relates solely to U.S. federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents, domestic corporations and partnerships, and certain trusts and estates) and is not
intended  to  be  a  complete  discussion  of  all  federal  tax   consequences.
Shareholders are advised to consult with their tax advisers concerning the application of federal, state and local tax laws to an investment in the Fund.

                                PERFORMANCE DATA

    From time to time, the Fund may state its total return in advertisements and investor communications. Total return may be stated for any relevant period as specified in the advertisement or communication. Any statements of total return or other performance data on the Fund will be accompanied by information on the Fund's average annual total return over the most recent four calendar quarters and the period from the Fund's inception of operations. The Fund may also advertise aggregate annual total return information over different periods of time.

    The Fund's  average annual  total return  is determined  by reference  to  a
hypothetical   $1,000   investment  that   includes  capital   appreciation  and
depreciation for the stated period, according to the following formula:
                                 T =#ERV/P - 1
                                       n

Where:     P          =          a hypothetical initial purchase order of $1,000
           T          =          average annual total return
           n          =          number of years
           ERV        =          ending redeemable value of the hypothetical $1,000 purchase at the end of the period.

                             ADDITIONAL INFORMATION

EXPERTS


    The financial statement of the Fund as of September 20, 1995, included in this Statement of Additional Information have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


CUSTODIAN

    The Fund employs State Street Bank and Trust Company, Boston, MA as custodian for the Fund. The custodian's responsibilities include safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Fund's investments. The custodian does not determine the investment policies of the Fund or decide which securities the Fund will buy or sell.

FINANCIAL STATEMENT


                VALUE LINE U.S. MULTINATIONAL COMPANY FUND, INC.
                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 20, 1995
                                     ASSETS



Cash.........................................................................  $ 100,000
Deferred Organization Costs..................................................     70,000
                                                                               ---------
Total Assets.................................................................    170,000

                                      LIABILITIES
Deferred Organization Costs Payable..........................................     70,000
                                                                               ---------
Net Assets...................................................................  $ 100,000
                                                                               ---------
                                                                               ---------
Shares of $.01 par value Common Stock (authorized 50,000,000 shares)
 Shares issued and outstanding...............................................     10,000
                                                                               ---------
Net Asset Value Per Share....................................................     $10.00
                                                                               ---------
                                                                               ---------


NOTES TO STATEMENT OF ASSETS AND LIABILITIES

NOTE 1 -- ORGANIZATION


    Value Line U.S. Multinational Company Fund, Inc. (the "Fund") was formed as a corporation under the laws of the State of Maryland in June, 1995 and is registered as an open-end management investment company with the Securities and Exchange Commission. The Fund has had no significant transactions other than the issuance of an aggregate of 10,000 shares of common stock, to Value Line, Inc., representing the initial capital of the Fund, and those transactions relating to organizational matters.


    Costs incurred in connection with the Fund's organization and initial registration, estimated to be $70,000, will be amortized over sixty months beginning at the commencement of operations of the Fund. In the event any of the initial shares of the Fund are redeemed by any holder thereof during the five-year amortization period, the redemption proceeds will be reduced by a pro rata portion of any unamortized deferred organizational expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of redemption.

NOTE 2 -- INVESTMENT ADVISORY AGREEMENT

    The Fund has executed an Investment Advisory Agreement with Value Line, Inc. The compensation to be paid to the Investment Adviser is as set forth under "The Adviser" in this Statement of Additional Information.

NOTE 3 -- SERVICE AND DISTRIBUTION PLAN

    The Fund has adopted a Service and Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. The compensation payable to the Distributor is set forth under "Service and Distribution Plan" in this Statement of Additional Information.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholder and Board of Directors of Value Line U.S. Multinational Company Fund, Inc.



    In our opinion, the accompanying statement of assets and liabilities presents fairly, in all material respects, the financial position of Value Line U.S. Multinational Company Fund, Inc. (the "Fund") at September 20, 1995, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Fund's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


Price Waterhouse LLP


New York, New York
September 21, 1995

                VALUE LINE U.S. MULTINATIONAL COMPANY FUND, INC.


                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS.

    a.  Financial Statements
        To be supplied by amendment.

    b.  Exhibits


 1.  Articles of Incorporation filed      --Exhibit 1
      June 12, 1995.
 2.  By-Laws.                             --Exhibit 2
 3.  Not applicable.
 4.  Proposed Form of specimen stock      --Exhibit 4*
      certificate.
 5.  Proposed Form of Investment          --Exhibit 5
      Advisory Agreement between the
      Registrant and Value Line, Inc.
 6.  Proposed Form of Distribution        --Exhibit 6
      Agreement between the Registrant
      and Value Line Securities, Inc.
 7.  Not applicable.
 8.  Proposed Form of Custodian           --Exhibit 8*
      Agreement between the Registrant
      and State Street Bank & Trust
      Company.
 9.  Proposed Form of Transfer Agency     --Exhibit 9*
      Agreement between the Registrant
      and State Street Bank & Trust
      Company.
10.  Opinion of Counsel.                  --Exhibit 10*
11.  Not applicable.
12.  Not applicable.
13.  Form of Investment Letter from       --Exhibit 13*
      Value Line, Inc. to the
      Registrant.
14.  Model Retirement Plan.               --Exhibit 14
15.  Service and Distribution Plan.       --Exhibit 15
16.  Not applicable.


------------------------

* Filed herewith.


ITEM 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

    The Registrant is not controlled directly or indirectly by any person. Information with respect to the Registrant's investment adviser is set forth under the caption "The Adviser" in the Statement of Additional Information forming Part B of the Registration Statement.

ITEM 26.  NUMBER OF HOLDERS OF SECURITIES.


    As of the date hereof, Value Line, Inc. owned all of the outstanding shares of common stock of the Registrant.

ITEM 27.  INDEMNIFICATION.

    Article V of the Registrant's Bylaws is as follows:

                                   ARTICLE V
                         INDEMNIFICATION AND INSURANCE

    SECTION 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys' fees) actually incurred by such person in connection with such action, suit or proceeding to the full extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and the Investment Company Act of 1940, as such statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct").

    SECTION 2. ADVANCES. Any current or former director or officer of the Corporation claiming indemnification within the scope of this Article V shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and the Investment Company Act of 1940, as such statutes are now or hereafter in force; provided, however, that the person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking to repay any such advance unless it is ultimately determined that he is entitled to indemnification, and provided further that at least one of the following additional conditions is met: (1) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (2) the Corporation is insured against losses arising by reason of the advance; or (3) a majority of a quorum of directors of the Corporation who are neither "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("disinterested non-party directors"), or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

    SECTION 3. PROCEDURE. At the request of any current or former director or officer, or any employee or agent whom the Corporation proposes to indemnify, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Corporation Law, the Securities Act of 1933 and the Investment Company Act of 1940, as such statutes are now or hereafter in force, whether the standards required by this Article V have been met; provided, however, that indemnification shall be made only following: (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of disinterested non-party directors or (b) an independent legal counsel in a written opinion.

    SECTION 4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. Employees and agents who are not officers or directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this Article V to the extent permissible under the Investment Company Act of 1940, the Securities Act of 1933 and the Maryland General Corporation Law, as such statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the Board of Directors or by contract.

    SECTION 5. OTHER RIGHTS. The indemnification provided by this Article V shall not be deemed exclusive of any other right, in respect of indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to action by a director or officer of the Corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 28.  BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISER.

    Value Line, Inc., Registrant's investment adviser, acts as investment adviser for a number of individuals, trusts, corporations and institutions, in addition to the registered investment companies in the Value Line Family of Funds listed in Item 29.

                                        POSITION WITH
            NAME                         THE ADVISER                              OTHER EMPLOYMENT
----------------------------  ----------------------------------  ------------------------------------------------
Jean Bernhard Buttner         Chairman of the Board, President,   Chairman  of  the  Board  and  Chief   Executive
                              and Chief Executive Officer         Officer of Arnold Bernhard & Co., Inc.; Chairman
                                                                  of the Value Line Funds and the Distributor
Samuel Eisenstadt             Senior Vice President and Director

David T. Henigson             Vice President, Treasurer and       Vice President and a Director of Arnold Bernhard
                              Director                            & Co., Inc. and the Distributor

Howard A. Brecher             Secretary and Director              Secretary  and  Treasurer of  Arnold  Bernhard &
                                                                  Co., Inc.

Harold Bernard, Jr.           Director                            Administrative Law Judge

Arnold Van H. Bernhard        Director                            Self-Employed

William S. Kanaga             Director                            Retired Chairman of  Arthur Young  (now Ernst  &
                                                                  Young)

W. Scott Thomas               Director                            Partner, Brobeck, Phleger & Harrison, attorneys

ITEM 29.  PRINCIPAL UNDERWRITERS.

    (a) Value Line Securities, Inc., acts as principal underwriter for the following Value Line funds, including the Registrant: The Value Line Fund, Inc.; The Value Line Income Fund, Inc.; The Value Line Special Situations Fund, Inc.; Value Line Leveraged Growth Investors, Inc.; The Value Line Cash Fund, Inc.; Value Line U.S. Government Securities Fund, Inc.; Value Line Centurion Fund, Inc.; The Value Line Tax Exempt Fund, Inc.; Value Line Convertible Fund, Inc.; Value Line Aggressive Income Trust; Value Line New York Tax Exempt Trust; Value Line Strategic Asset Management Trust; The Value Line Adjustable Rate U.S. Government Securities Fund, Inc.; Value Line Small-Cap Growth Fund, Inc.; Value Line Asset Allocation Fund, Inc.

    (b)

                                    (2)
                               POSITION AND              (3)
           (1)                    OFFICES           POSITION AND
    NAME AND PRINCIPAL        WITH VALUE LINE       OFFICES WITH
     BUSINESS ADDRESS        SECURITIES, INC.        REGISTRANT
--------------------------  -------------------  -------------------
Jean Bernhard Buttner       Chairman of the      Chairman of the
                            Board                Board and President

David T. Henigson           Vice President,      Vice President,
                            Secretary,           Secretary and
                            Treasurer and        Treasurer
                            Director

Stephen LaRosa              Asst. Vice           Asst. Treasurer
                            President

    The business address of each of the officers and directors is 220 East 42nd Street, New York, NY 10017-5891.

    (c) Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS.

    Value Line, Inc.
    220 East 42nd Street
    New York, NY 10017
    For records pursuant to:
    Rule 31a-1(b)(4),(5),(6),(7),(10),(11)
    Rule 31a-1(f)
    State Street Bank and Trust Company
    c/o NFDS
    P.O. Box 419729
    Kansas City, MO 64141
    For records pursuant to Rule 31a-1(b)(2)(iv)
    State Street Bank and Trust Company
    225 Franklin Street
    Boston, MA 02110
    For all other records

ITEM 31.  MANAGEMENT SERVICES.

    None.

ITEM 32.  UNDERTAKINGS.

    Registrant undertakes to file a post-effective amendment including financial statements which need not be certified, within six months from the effective date of this Registration Statement.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 26th day of September, 1995.



                                  VALUE LINE U.S. MULTINATIONAL COMPANY FUND,
                                  INC.


                                  By           /s/ DAVID T. HENIGSON
                                  ----------------------------------------------

                                                David T. Henigson
                                                  Vice President


    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURES                                    TITLE                        DATE
------------------------------------------------------  -----------------------------  ------------------------

                                     *                  Chairman of the Board;            September 26, 1995
     -------------------------------------------          President; Principal
                   Jean B. Buttner                        Executive Officer

                     /s/ DAVID T. HENIGSON              Treasurer; Principal              September 26, 1995
     -------------------------------------------          Financial and Accounting
                  David T. Henigson                       Officer

                                     *                  Director                          September 26, 1995
     -------------------------------------------
                  Francis C. Oakley

                                     *                  Director                          September 26, 1995
     -------------------------------------------
                    Marion N. Ruth

                                     *                  Director                          September 26, 1995
     -------------------------------------------
                  Frances T. Newton

          *By         /s/ DAVID T. HENIGSON
          --------------------------------------
                  David T. Henigson
                   Attorney in fact

                       CONSENT OF INDEPENDENT ACCOUNTANTS



    We hereby consent to the use in the Statement of Additional Information constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the "Registration Statement") of our report dated September 21, 1995, relating to the financial statement of Value Line U.S. Multinational Company Fund, Inc., which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Prospectus which constitutes part of this Registration Statement. We also consent to the reference to us under the heading "Additional Information" in the Statement of Additional Information.



PRICE WATERHOUSE LLP



New York, New York


September 22, 1995